UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Street Tracks DJ Wilshire International Real Estate ETF
------------------------------------------------------------------
(Name of Issuer)

Common Stock
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(Title of Class of Securities)

863308839
----------------------------
(CUSIP Number)

December 27, 2006
-----------------------------
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

      [X]   Rule 13d-1(b)

      [   ]   Rule 13d-1(c)

      [   ]   Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.   863308839

  Names of Reporting Persons. Thrivent Financial for Lutherans
  I.R.S. Identification Nos. of above persons (entities only).    39-0123480

  Check the Appropriate Box if a Member of a Group (See Instructions)

    X

  SEC Use Only

  Citizenship or Place of Organization.    Wisconsin

  (For questions 5-8, report the number of shares beneficially owned by each reporting person with:)

  Sole Voting Power.    24,000 Shares

  Shared Voting Power.    N/A

  Sold Dispositive Power.    24,000 Shares

  Shared Dispositive Power.    N/A

  Aggregate Amount Beneficially Owned by Each Reporting Person.    24,000 Shares

  Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

  Percent of Class Represented by Amount in Row (9).    6.0%

  Type of Reporting Person (See Instructions).    IA

Item 1(a).   Name of Issuer.

      Street Tracks DJ Wilshire International Real Estate ETF

Item 1(b).   Address of Issuer's Principal Executive Offices.

      c/o State Street Bank and Trust Company
      One Lincoln Center
      Boston, MA 02211

Item 2(a).   Name of Person Filing.

Thrivent Financial for Lutherans, as Investment Adviser to Thrivent Series Fund, Inc. (Thrivent Real Estate Securities Portfolio)

Item 2(b).   Address of Principal Business Office, or, if none, Residence.

      625 Fourth Avenue South
      Minneapolis, MN 55415

Item 2(c).   Citizenship.

      Wisconsin

Item 2(d).   Title of Class of Securities.

      Common Stock

Item 2(e).   CUSIP Number.

      863308839

Item 3.   If this statement is filed pursuant to Sections 240.13d-1(b) or (c), check whether the person filing is a:

       (a)  [ ] Broker or Dealer registered under Section 15 of the Act (15 U.S.C. 78o);
       (b)  [ ] Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);
       (c)  [ ] Insurance Company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);
       (d)  [ ] Investment Company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
       (e)  [X] An Investment Adviser in accordance with Section 240.13d-1(b)(1)(ii)(E);
       (f)  [ ] An employee benefit plan or endowment fund in accordance with Section 240.13d-1)(b)(1)(ii)(F);
       (g)  [ ] A parent holding company or control person in accordance with Section 240.13d-1(b)(1)(ii)(G);
       (h)  [ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
       (i)  [ ] A church plan that is excluded from the definition of an Investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
       (j)  [ ] Group, in accordance with Section 240.13d-1(b)(1)(ii)(J).

Item 4.   Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issue identified in Item 1.
     (a)  Amount Beneficially Owned:

          24,000 Shares

     (b)  Percent of Class:

          6%

     (c)  Number of shares as to which the person has:

          (i)  Sole power to vote or to direct the vote:  24,000 Shares
         (ii)  Shared power to vote or to direct the vote:  N/A
        (iii)  Sole power to dispose or to direct the disposition of:
               24,000 Shares
         (iv)  Shared power to dispose or to direct the disposition of:  N/A

Item 5.   Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].   N/A

Item 6.   Ownership of More than Five Percent on Behalf of Another Person.

Thrivent Asset Management LLC, as Investment Adviser to Thrivent Mutual Funds (Thrivent Real Estate Securities Fund)

Item 7.   Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

      N/A

Item 8.   Identification and Classification of Members of the Group.

      N/A

Item 9.   Notice of Dissolution of Group.

      N/A

Item 10.   Certification

      The following certificate shall be included if the statement is filed pursuant to Section 240.13d-1(b):

      By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 24, 2007                     THRIVENT FINANCIAL FOR LUTHERANS

                                             By  /s/ Janice M. Guimond
                                                 -------------------------
                                                 Janice M. Guimond
                                                 Vice President
                                                 Investment Operations